SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

November 15, 2022

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Amendment No.2 to Draft Registration Statement on Form F-1
Confidentially Submitted October 21, 2022
CIK No. 0001936574

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2022 regarding the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on October 21, 2022 (the “Amendment No.2 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No.3 to the Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amendment No.2 to the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No.2 to the Draft Registration Statement. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability

° Foreign Legal Consultant / Legal Counsel

Amendment No. 3 to the Draft Registration Statement

Business

Our Travel and Tourism Market & Offerings, page 65

1.	We note your response to our prior comment 4. Please reconcile this response with your disclosure stating “we aim to develop, acquire and/or integrate with an NFT minting platform.” With a view toward disclosure, your response should describe the specific intentions of the company in facilitating the creation of NFTs, along with any intention to develop or acquire NFT minting platforms.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65 of the Amendment No.3 to the Draft Registration Statement.

***

If you have any questions regarding the Amendment No.3 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP